                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                       Mechanical Technology Incorporated
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                         (Title of Class of Securities)

                                    583538103
                                 (CUSIP Number)

                              Stephen P. Wink, Esq.
                           First Albany Companies Inc.
                              30 South Pearl Street
                             Albany, New York 12207
                                 (518) 447-8500

                                 with a copy to

                              Howard Kelberg, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                               New York, NY 10005
                                 (212) 530-5530
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No. 583538103


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          First Albany Companies Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          First Albany Companies Inc. is organized under the laws of the State of New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,091,040

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,091,040

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,091,040 shares of common stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 583538103


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          George C. McNamee

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF          1,428,574

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING          1,428,574

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,428,574 shares of common stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 583538103


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Alan P. Goldberg

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,418,618

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,418,618

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,418,618 shares of common stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 2 amends the Amendment No. 1 to the Schedule 13D filed on July 10, 2002.

                                  SCHEDULE 13D

Item 2.     Identity and Background.

      Item 2 is amended as follows:

      Peter Barton is no longer a Director of First Albany Companies ("FAC"). George McNamee is no longer Chairman or CEO of Mechanical Technology Incorporated ("MTI").

Item 4      Purpose of Transaction.

      Item 4 is amended as follows:

      FAC and MTI agreed to exchange 8,000,000 shares of common stock of MTI owned by FAC for 2,721,088 shares of common stock of Plug Power Inc. ("Plug Power") owned by MTI. The parties have entered into an Exchange Agreement, which is attached as Exhibit A and is incorporated herein by reference. The purpose of this transaction is to diversify FAC's investment holdings and to simplify its financial reporting through the elimination of equity accounting as it relates to MTI.

Item 5      Interest in Securities of the Issuer.

      Item 5(a) is amended as follows:

      FAC is the direct beneficial owner of 3,091,040 shares of common stock of MTI which represent approximately 11.2% of Shares based on 27,627,885 Shares outstanding on December 20, 2002 as disclosed by MTI to FAC. McNamee and Goldberg expressly disclaim beneficial ownership of the Shares reported on this Statement as beneficially owned by FAC. McNamee is a direct beneficial owner of 1,428,574 Shares, which represent 5.1% of the Shares outstanding on December 20,2002. McNamee's wife is the direct beneficial owner of 57,375 Shares. McNamee disclaims beneficial ownership of the 57,375 Shares owned by his wife, and the 3,091,040 Shares owned by FAC. Goldberg is the direct beneficial owner of 1,418,618 Shares, which represent 5.1% of the Shares outstanding on December 20, 2002, including 360,000 Shares owned by the Goldberg Charitable Trust. Goldberg disclaims beneficial ownership of such 360,000 Shares and the 3,091,040 Shares owned by FAC.

      Item 5(c) is amended as follows:

     Except as described in Item 4 or in this Item 5(c), neither McNamee, Goldberg, FAC nor any Executive officer, has effected any transactions in shares during the past 60 days. On December 24, 2002, McNamee gifted 102,167 shares to various charities.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 is amended as follows:

      In addition to the Exchange Agreement dated December 20, 2002 and attached as Exhibit A, FAC entered into a letter agreement dated December 20, 2002, attached as Exhibit B, and incorporated herein by reference restricting its sale of MTI common stock until December 20, 2004; provided, however, that the foregoing agreement shall not prevent or restrict (i) FAC from pledging MTI common stock as collateral for the loan of money from a bank or (ii) such pledgee of MTI common stock from FAC from selling or disposing of such MTI common stock.

Item 7      Material to be Filed as Exhibits.

      Item 7 is amended as follows:

      The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A: Exchange Agreement dated December 20, 2002
Exhibit B: Letter Agreement dated December 20, 2002

                                    SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 2 to the Schedule 13D is true, complete and correct.

DATED:      December 24, 2002              FIRST ALBANY COMPANIES INC.


                                           By:  /s/ Stephen P. Wink
                                                -----------------------------
                                                Name: Stephen P. Wink
                                                Title: Senior Vice President

                                                /s/ George C. McNamee
                                                -----------------------------
                                                George C. McNamee

                                                /s/ Alan P. Goldberg
                                                -----------------------------
                                                Alan P. Goldberg

EXHIBIT A

                               EXCHANGE AGREEMENT

            EXCHANGE AGREEMENT, dated December 20, 2002 (the "Agreement"), by and between FIRST ALBANY COMPANIES INC., a New York corporation ("FAC"), and MECHANICAL TECHNOLOGY INCORPORATED, a New York corporation ("MTI").

            WHEREAS, FAC and MTI wish to exchange 8,000,000 shares of common stock, par value $1.00 per share, of MTI owned by FAC (the "MTI Shares") for 2,721,088 shares of common stock, par value $.01 per share, of Plug Power Inc., a Delaware corporation ("Plug Power"), owned by MTI (the "Plug Power Shares") on the terms set forth in this Agreement.

            NOW, THEREFORE, in consideration of the foregoing, in reliance upon the representations and warranties contained being made herein, and intending to be legally bound hereby, the parties hereto agree as follows:

I.    Exchange of Shares

            1.1. Exchange. Upon the terms of this Agreement and in reliance upon the representations and warranties being made to it herein by the other party hereto, FAC is hereby assigning, transferring and delivering the MTI Shares to MTI, in exchange for the Plug Power Shares, and MTI is hereby assigning, transferring and delivering the Plug Power Shares to FAC, in exchange for the MTI Shares, in each case free and clear of all claims, liens, options, charges, agreements, encumbrances and security interests of whatsoever nature ("Encumbrances").

            1.2. Delivery of Certificate. Simultaneously with the execution hereof, the certificates representing the MTI Shares are being delivered by FAC to MTI, duly endorsed to MTI or with executed stock powers attached, and the certificates representing the Plug Power Shares are being delivered by MTI to FAC, duly endorsed to FAC or with executed stock powers attached.

II.   Representation and Warranties of FAC.

            FAC hereby represents and warrants to MTI that:

            (a) Authorization. FAC has full corporate power and authority to enter into and consummate the transactions contemplated by this Agreement, and this Agreement has been duly authorized by all necessary corporate action on the part of FAC and has been approved by its Board of Directors.

            (b) Execution; Binding Obligation. This Agreement has been duly executed and delivered by FAC and constitutes a legal, valid and binding obligation of FAC enforceable in accordance with its terms, except that enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws concerning the rights of creditors generally and by general equity principles.

            (c) Delivery of Title. FAC is the holder of record and the sole beneficial owner of the MTI Shares and, in exchange for the Plug Power Shares in accordance with the provisions of this Agreement, FAC is assigning, transferring and delivering the MTI Shares to MTI, free and clear of all Encumbrances.

            (d) No Violation. Neither the execution of this Agreement nor the consummation by FAC of the transactions contemplated hereby will (i) result in a violation or breach of, or a conflict with, the organizational or governing instruments of FAC or any agreement, instrument, contract or commitment to which FAC is a party or any order, statute, rule, judgment or governmental regulation applicable to FAC or (ii) require the approval or consent of, or any filing with, any party or governmental authority.

            (e) No Knowledge. FAC is not aware of any facts material to the business, results of operations, assets, liabilities or financial condition of Plug Power or MTI that are not contained in the filings with the Securities and Exchange Commission (the "SEC") of Plug Power or MTI, and it has no knowledge of a material change in the business or prospects of either Plug Power or MTI since the date of each company's most recent quarterly report on Form 10-Q filed with the SEC.

III.  Representations and Warranties of MTI.

            MTI represents and warrants to FAC that:

            (a) Authorization. MTI has full corporate power and authority to enter into and consummate the transactions contemplated by this Agreement and this Agreement has been duly authorized by all necessary corporate action on the part of MTI and has been approved by its Board of Directors in accordance with
Section 713 of the Business Corporation Law of the State of New York.

            (b) Execution; Binding Obligation. This Agreement has been duly executed and delivered by MTI and constitutes a legal, valid and binding obligation of MTI enforceable in accordance with its terms, except that enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws concerning the right of creditors generally and by general equity principles.

            (c) Delivery of Title. MTI is the holder of record and the sole beneficial owner of the Plug Power Shares and, in exchange for the MTI Shares in accordance with the provisions of this Agreement, MTI is assigning, transferring and delivering the Plug Power Shares to FAC, free and clear of all Encumbrances.

            (d) No Violation. Neither the execution of this Agreement nor the consummation by MTI of the transactions contemplated hereby will (i) result in a violation or breach of, or a conflict with, the organization or governing instruments of MTI or any agreement, instrument, contract or commitment to which MTI is a party or any order, statute, rule, judgment or governmental regulation applicable to MTI or (ii) require the approval or consent of, or any filing with, any party or governmental authority.

            (e) No Knowledge. MTI is not aware of any facts material to the business, results of operations, assets, liabilities or financial condition of Plug Power or MTI that are not contained in the filings with the Securities and Exchange Commission (the "SEC") of Plug Power or MTI, and there has been no material change in the business or prospects of MTI, nor does it have any knowledge of a material change in the business or prospects of Plug Power, since the date of each company's most recent quarterly report on Form 10-Q filed with the SEC.

IV.   Miscellaneous.

            (a) Public Announcements. FAC and MTI agree that they shall issue a mutually agreeable press release following the consummation of the transactions contemplated by this Agreement. FAC and MTI also agree that neither will, nor will their respective agents, make any other public announcement with respect to this Agreement or the transactions contemplated hereby, except as required by applicable law, and no such public announcement shall be made without the prior consent of the other party.

            (b) Expenses. Each party hereto will bear its own expenses in connection with the transactions contemplated by this Agreement.

            (c) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York without regard to its principles of conflicts of law.

            (d) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same document.

            (e) Entire Agreement, Etc. This Agreement (i) constitutes the entire understanding of the parties hereto as the subject matter hereof and supercedes any prior understanding or agreement, (ii) will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto, their respective successors and permitted assigns and (iii) shall not be assignable without the written consent of the parties hereto.

            IN WITNESS WHEREOF, the duly authorized officers of FAC and MTI have executed this Agreement as of the date first above written.

                                   FIRST ALBANY COMPANIES INC.


                                   By:  /s/ Hugh A. Johnson, Jr.
                                        ------------------------
                                        Name: Hugh A. Johnson, Jr.
                                        Title: Senior Vice President and Chief
                                               Investment Officer

                                   MECHANICAL TECHNOLOGY INCORPORATED


                                   By:  /s/ Cynthia A. Scheuer
                                        ------------------------
                                        Name: Cynthia A. Scheuer
                                        Title: Vice President and Chief
                                               Financial Officer



Agt.983

EXHIBIT B




                                                December 20, 2002




Mechanical Technology Incorporated
431 New Karner Road
Albany, NY 12205

            Re:  Sale of Shares

Gentlemen:

            In connection with a certain agreement, dated as of even date herewith, between you and us relating to an exchange of shares of common stock, par value $1.00 per share, of Mechanical Technology Incorporated ("MTI") (the "MTI Stock") owned by us for shares of common stock, par value $.01 per share, of Plug Power Inc. owned by you, you have requested that we agree not to sell any shares of MTI Stock, except in certain limited circumstances, until December 20, 2004.

            First Albany Companies Inc. hereby agrees that neither it nor any of its wholly-owned subsidiaries will sell or dispose of any shares of MTI Stock until December 20, 2004; provided, however, that the foregoing agreement shall not prevent or restrict (i) FAC from pledging MTI stock as collateral for the loan of money from a bank or (ii) such pledgee of MTI Stock from FAC from selling or disposing of such MTI Stock.

                                       Very truly yours,

                                       FIRST ALBANY COMPANIES INC.



                                       By: /s/ Hugh A. Johnson, Jr.
                                           ------------------------
                                           Name: Hugh A. Johnson, Jr.
                                           Title: Senior Vice President and
                                                  Chief Investment Officer

Accepted and agreed to
this 20th day of December, 2002:

MECHANICAL TECHNOLOGY INCORPORATED


By:   /s/ Cynthia A. Scheuer
      ------------------------------
      Name: Cynthia A. Scheuer
      Title: Vice President and
             Chief Financial Officer


Agt.984